18006407

SEC Mail Processing Section MAR 05 2018 Washington DC 408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ACA/Prudent Investors Planning Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Route 22 Suite 201
(No. and Street)

Green Brook	New Jersey	08812
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan C. Achtel 732-926-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J. Kremer, CPA
(Name – *if individual, state last, first, middle name*)

27 Beach Road Suite CO-5B	Monmouth Beach	New Jersey	07750
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alan C. Achtel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACA/Prudent Investors Planning Corp., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CRYSTAL CHAVEZ
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Mar. 15, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACA / Prudent Investors Planning Corporation
Audited Financial Statements
And Supplemental Information
December 31, 2017

ACA / Prudent Investors Planning Corporation
Audited Financial Statements
And Supplemental Information
December 31, 2017

Table of Contents:

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ, 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
ACA/Prudent Investors Planning Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ACA/Prudent Investors Planning Corporation., as of December 31, 2017, the related statements of operations, changes in stockholders'equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of ACA/Prudent Investors Planning Corporation, as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ACA/Prudent Investors Planning Corporation's management. Our responsibility is to express an opinion on ACA/Prudent Investors Planning Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ACA/Prudent Investors Planning Corporation, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included

evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of ACA/Prudent Investors Planning Corporation's financial statements. The supplemental information is the responsibility of ACA/Prudent Investors Planning Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as ACA/Prudent Investors Planning Corporation's auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 22, 2018

ACA/Prudent Investors Planning Corporation
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets:	
Cash	$ 252,986
Accounts receivable	80,072
Prepaid expense	22,360
Total Current Assets	$ 355,418
Other asset:	
Fixed assets- net	2,664
Total Assets	$ 358,082

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$ 31,883
Total Current Liabilities	$ 31,883
Stockholders' Equity:	
Common stock: 100 shares authorized, stated value $1	
100 shares issued and outstanding	$ 100
Additional paid in capital	109,900
Retained earnings	216,199
Total Stockholders' Equity	$ 326,199
Total Liabilities & Stockholders' Equity	$ 358,082

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Operations
For the Year Ended December 31, 2017

Revenues	$ 1,134,350
General and administrative expenses:	
Salary & payroll tax expense	$ 475,502
Rent expense	54,124
Retirement plan	42,937
General administration	64,315
Total general and administrative expenses	636,878
Net income before income tax provision	$ 497,472
Provision for income taxes	0
Net income	$ 497,472

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net income	$ 497,472
Adjustments to reconcile net loss items not requiring the use of cash:	
Depreciation expense	802
Changes in other operating assets and liabilities:	
Prepaid expense	(562)
Accounts receivable	11,320
Accounts payable & accrued expenses	19,494
Net cash provided by operations	$ 528,526
Investing activities:	
Security deposit	$ 3,046
Purchase office equipment	(608)
Net cash used in investing activities	$ 2,438
Financing activities:	
Distributions paid to shareholders	$ (556,405)
Net cash used by financing activities	$ (556,405)
Net decrease in cash during the year	$ (25,441)
Cash at December 31, 2016	$ 278,427
Cash at December 31, 2017	$ 252,986
Supplemental disclosures of cash flow information:	
Interest paid during the year	$ 0
Income taxes paid during the year	$ 0

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Statement of Changes in Stockholders' Equity
for the Year Ended December 31, 2017

	Common Shares	Common Value	Paid in Capital	Retained Earnings	Total Equity
Balance at December 31, 2016	100	$ 100	$ 109,900	$ 275,132	$ 385,132
Distributions paid to Stockholders				(556,405)	(556,405)
Net income for the year				497,472	497,472
Balance at December 31, 2017	100	$ 100	$ 109,900	$216,199	$ 326,199

Please see the notes to the financial statements.

ACA/Prudent Investors Planning Corporation
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

ACA/Prudent Investors Planning Corporation (the Company) is a privately held corporation formed in New Jersey in 1999 for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company sells various investments to individual clients located in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Revenues- Revenues and related fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as an S corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, accounts receivable, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2016 because of their short-term nature.

4. Commitments and Contingencies

The Company moved its office in January 2017 and currently has one lease commitment for non-cancelable office space in Green Brook, New Jersey. Total rent expense under the two office leases that were in effect for all or part of the year ending December 31, 2017 was $ 54,124. Basic lease payments, without early termination, under the current lease are as follows.

2018	26,628
2019	15,533
Net Minimum Lease Payments	$ 42,161

5. Retirement Plans

The Company maintains a 401(k) Employee Retirement Plan for qualifying employees and contributes a limited matching contribution to the plan based upon the employee's contributions, up to 4% of the employee's qualifying salary. Employer contributions to the 401(k) Employee Retirement Plan for the calendar year 2017 were $17,579.

The Company also maintains a defined contribution Profit Sharing Plan for employees that have met certain employee requirements. The contributions to the Profit Sharing Plan are discretionary. Profit sharing contributions for calendar 2017 were $25,358.

6. Related Party Transactions

The Company leases office space from a party related by common ownership. The lease expires in July 2019. Net minimum lease payments under the current lease are $42,161.

7. Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02 which supersedes ASC 840, *Accounting for Leases*. The new guidance requires the recognition of lease assets and lease liabilities for operating leases with lease terms of more than twelve months. Presentation of leases within the statement of operations and statement of cash flows will be generally consistent with current lease accounting guidance. The amended ASU is effective for reporting periods beginning after December 15, 2018, with early adoption permitted. We plan to adopt the amended ASU in the fourth quarter of fiscal year 2018 and expect the accounting change to have a material effect on our financial statements.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II – Computation for Identification of Reserve Requirements Pursuant to Rule 15c3-3

As a Broker-Dealer, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$ 326,199
DEBITS:	
Non-allowable assets:	
Non-allowable portion of accounts receivable	(10,652)
Prepaid expense	(22,360)
Fixed assets- net	(2,664)
NET CAPITAL	$ 290,523
Less haircuts on securities	0
ADJUSTED NET CAPITAL	$ 290,523
Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$ 285,523
AGGREGATE INDEBTEDNESS:	$ 31,883
AGGREGATE INDEBTEDNESS TO NET CAPITAL	10.97%
Excess Net Capital Previously Reported	$ 285,523
Excess Net Capital Per Audited Report	$ 285,523

Note: There are no material differences between the above computation and the corresponding computation submitted previously by the Company on Form X-17A-5

ACA/Prudent Investors Planning Corporation
290 Route 22 West
Green Brook, NJ 08812

Schedule III
December 31, 2017

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

ACA/Prudent Investors Planning Corporation is exempt from Rule 15c3-3 reporting pursuant to provision 15c3-3(k)(1) of SEC Rule 15c3-3 (the "exemption provisions").

ACA/Prudent Investors Planning Corporation met the identified provision as the company limits their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) and/or insurance products. The company may briefly handle customer funds and/or securities, but promptly transmit such funds and securities received in connection with its broker dealer activities. Additionally, the company does not hold funds or securities for, or owe money or securities to, customers.

ACA/Prudent Investors Planning Corporation has met the identified provision throughout the year without exception.

Alan Achtel
President

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732)222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report in which (1) ACA/Prudent Investors Planning Corporation identified the following provisions of 17 C.F.R. section 15c3-3(k) under which ACA/ Investors Planning Corporation claimed an exemption from 17 C.F.R. section 240.15c3-3: (k)(1) (the "exemption provisions) and (2) ACA/Investors Planning Corporation stated that it has met the identified exemption provisions through the most recent fiscal year without exception. ACA/Investors Planning Corporation's management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about ACA/Investors Planning Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer,CPA
Monmouth Beach,NJ
February 22, 2018

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

The Stockholders
ACA/Prudent Investors Planning Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2017, which were agreed to by ACA/Prudent Investors Planning Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating ACA/Prudent Investors Planning Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). ACA/Prudent Investors Planning Corporation's management is responsible for the ACA/Prudent Investors Planning Corporation's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Leigh J Kremer,CPA
Monmouth Beach,NJ
February 22, 2018